UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mexoro Minerals Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

593054109

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[_]

Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 593054109

1.	NAMES OF REPORTING PERSONS Mario Ayub
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5.	SOLE VOTING POWER 1,003,333 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 6,533,000 (2)
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 1,003,333 (1)
WITH	8.	SHARED DISPOSITIVE POWER 6,533,000 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,333
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.43%
12.	TYPE OF REPORTING PERSON IN

(1)  Includes 616,667 shares of common stock subject to options held by Mr. Ayub which are currently exercisable or exercisable within 60 days of February 28, 2010.

(2)  Includes 4,791,333 shares held by Minera Rio Tinto, S.A. de C.V. (“MRT”), an entity which is controlled by Mr. Ayub.  Also includes 1,741,667 shares of common stock subject to warrants held by MRT which are currently exercisable or exercisable within 60 days of February 28, 2010.  Mr. Ayub disclaims beneficial ownership of the securities held by MRT except to the extent of his pecuniary interests therein.

(Page 2 of 7 Pages)

1.	NAMES OF REPORTING PERSONS Minera Rio Tinto, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5.	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 6,533,000 (1)
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER -0-
WITH	8.	SHARED DISPOSITIVE POWER 6,533,000 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,533,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.77%
12.	TYPE OF REPORTING PERSON OO

(1)  Includes 1,741,667 shares of common stock subject to warrants currently exercisable or exercisable within 60 days of February 28, 2010.

(Page 3 of 7 Pages)

CUSIP NO. 593054109

Item 1(a).

Name of Issuer:

Mexoro Minerals Ltd.

Item 1(b).

Address of Issuer’s Principal Executive Office:

C. General Retana
#706 Col. San Felipe
Chihuahua, Chih. Mexico 31203

Item 2(a).

Name of Person Filing:

Mario Ayub

Minera Rio Tinto, S.A. de C.V. (“MRT”)

Item 2(b).

Address of Principal Business Office of Mario Ayub and MRT:

Eugenio Ramirez Calderon #1401
Col San Felipe
C.P. 31203 Chihuahua, Chih
Mexico

Item 2(c).

Citizenship:

Mexoro

Item 2(d).

Title of Class of Securities:

Common Stock, no par value

Item 2(e).

CUSIP Number:

593054109

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

(Page 4 of 7 Pages)

CUSIP NO. 593054109

Item 4.

Ownership.

Based upon information set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 9, 2010, there were 53,753,826 shares of the Issuer’s common stock outstanding as of February 28, 2010.  The ownership percentages stated below are based upon this amount of outstanding shares.

Mr. Ayub is the President of MRT and may be deemed to have voting and investment power over (i) the 4,791,333 shares of the the Issuer’s common stock held directly by MRT, and (ii) the 1,741,667 warrants to purchase shares of the Issuer’s common stock directly held by MRT which are exercisable or currently exercisable within 60 days of February 28, 2010.  Mr. Ayub disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(a)

Amount beneficially owned by Mr. Ayub:  7,536,333 shares

Amount beneficially owned by MRT:  6,533,000 shares

(b)

Percent of class owned by Mr. Ayub: 13.43%

Percent of class owned by MRT: 11.77%

(c)

Number of shares as to which Mr. Ayub has:

(i)

Sole power to vote or to direct the vote:  1,003,333

(ii)

Shared power to vote or to direct the vote:  6,533,000

(iii)

Sole power to dispose or to direct the disposition of:  1,003,333

(iv)

Shared power to dispose or to direct the disposition of:  6,533,000

Number of shares as to which MRT has:

(i)

Sole power to vote or to direct the vote:  -0-

(ii)

Shared power to vote or to direct the vote:  6,533,000

(iii)

Sole power to dispose or to direct the disposition of:  -0-

(iv)

Shared power to dispose or to direct the disposition of :  6,533,000

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit 99.1 attached hereto.

(Page 5 of 7 Pages)

CUSIP NO. 593054109

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

By signing below the undersigned certifies that, to the best of their erspective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 7 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2010

  /s/ Mario Ayub

Mario Ayub

Minera Rio Tinto, S.A. de C.V.

By:

  /s/ Mario Ayub

Name:  Mario Ayub

Title:    President

(Page 7 of 7 Pages)

EXHIBIT 99.1

ITEM 7   INFORMATION

Mario Ayub is the President of Minera Rio Tinto, S.A. de C.V. (“MRT”) and may be deemed to have voting and investment power over the securities of the Issuer held directly by MRT.  Mr. Ayub disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

EXHIBIT 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them in a statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value, of Mexoro Minerals Ltd., a Colorado corporation, and that this agreement shall be included as an exhibit to such joint filing.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the 31st day of May 2010.

  /s/ Mario Ayub

Mario Ayub

Minera Rio Tinto, S.A. de C.V.

By:

  /s/ Mario Ayub

Name:  Mario Ayub

Title:    President